March 24, 2010

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Mail Stop 3561
Washington, DC  20549-3561

RE:	YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 27, 2008

Dear Sirs:

YUM! Brands, Inc. (the “Company”) previously provided responses to your letters to the Company dated August 11, 2009, September 18, 2009 and January 29, 2010.  Additionally, we have provided responses dated November 25, 2009 and January 22, 2010 based on your telephone conversations with the Company.  Herein, we are providing responses to your letter to the Company dated March 5, 2010.  Our responses herein should be read in conjunction with our previous responses to you.  For your convenience, we have repeated your comments from your March 5, 2010 letter in their entirety followed by our responses.

Form 10-K: For the Fiscal Year Ended December 27, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10 – Goodwill and Intangible Assets, page 75

1.
We have reviewed your responses to our prior comment numbers 1 and 2.  We have also reviewed your examples of how you apply the relative fair value guidance outlined in FASB ASC topics 350-20-35-52 and 35-53 (formerly paragraph 39 of SFAS No. 142), when determining the amount of goodwill that should be written off in connection with the disposal of a portion of a reporting unit.  It is our understanding that you use solely “upfront” refranchising proceeds to represent the fair value of the disposed portion of a reporting unit in the numerator of your relative fair value computations.  However, the denominator of your relative fair value computations appears to include both upfront refranchising proceeds and the fair value of subsequent consideration expected to be received in the form of future franchise royalties.  In this regard, it is unclear to us why it is appropriate to use different fair value amounts in the numerator and denominator of your relative fair value computations.

Yum! Brands, Inc.
March 24, 2010

As an illustration of our concern, we refer to your application of “Approach A” to the hypothetical scenario provided in your response to our prior comment number 2.  In your example, the five company-operated stores that were refranchised had a fair value of $3,000 immediately prior to being sold.  In this regard, we note that you effectively include the full fair value of $3,000 in the denominator of your relative fair value computation (i.e., the $1,200 in upfront refranchising proceeds and $1,800 for the fair value of subsequent consideration expected to be received in the form of future franchise royalties).  However, the numerator of your computation only includes the $1,200 of upfront refranchising proceeds to represent the fair value of the refranchised stores.  It appears that this inconsistency in the amounts included in the numerator and denominator of your relative fair value computation may result in an understatement of the amount of goodwill that should be written off.  This appears to become particularly evident in circumstances in which you have refranchised a significant portion of a reporting unit.  The situation in which 93% of the LJS/A&W company-operated stores were refranchised in 2008, but only 19% of the corresponding goodwill was written off, illustrates our concern.  In such circumstance, we would have expected a more significant amount of goodwill to have been written off.

In contrast to your accounting treatment, we believe that the numerator of your relative fair value computations should reflect the total consideration expected to be received in connection with the sale of a portion of a reporting unit (i.e., “upfront” refranchising proceeds and subsequent consideration expected to be received in the form of franchise royalties, similar to “Approach B” in your example).  Based upon your responses, it appears that the combined “upfront” and subsequent consideration is likely to reflect the fair value of the refranchised stores immediately prior to their sale.  Referring back to your hypothetical example, the fair value of the five refranchised stores was $3,000 immediately prior to their disposal, which is also reflective of the fair value of the total consideration expected to be received in connection with refranchising the stores.  In addition, although the five stores were refranchised for $1,200 in your example, it would appear unlikely that you would sell a business for significantly less consideration than  the business’s “fair value, if retained” (i.e., $3,000 in your example) unless you expected to recoup the difference through future consideration.  Furthermore, you have suggested in a prior conference call that you are willing to sell certain businesses for substantially less than their “fair value, if retained,” as you do expect to recoup the difference between the upfront sales price and the businesses’ “fair value, if retained,” through future consideration received in the form of royalty payments.

In addition, it appears that your method of only including the upfront refranchising proceeds in the numerator of your relative fair value computations could result in materially different write-offs of goodwill, depending upon how you structure the payment terms associated with the sales of your company-operated stores.  However, we do not believe that the form of the payment terms should materially change the amount of goodwill written off.  For example, we do not believe that your accounting treatment or results related to a sale of company-operated stores should differ based upon whether (a) you elect to charge an initial/upfront purchase price at a discount to the stores’ fair value, with the expectation that you will receive future royalty payments or (b) you sell the stores at their full fair value, with no expectation of receiving future royalty payments.

For the reasons noted above, and based on our understanding of the information that you have provided, it would appear that applying the guidance outlined in FASB ASC Topic 350-20-35-52 and 35-53 (formerly paragraph 39 of SFAS No. 142) would have resulted in a larger amount of goodwill being written off.  Please advise if our understanding of the accounting you followed is not correct.  If our understanding is correct, please provide additional support as to why your accounting is acceptable.

Yum! Brands, Inc.
March 24, 2010

Response:
The Company continues to believe that a contemporaneously-executed franchise contract that entitles the Company to royalties as a percentage of a franchisee’s future sales does not represent consideration that should be factored in the determination of the portion of a reporting unit’s fair value that is disposed of in a refranchising transaction (i.e. Approach A as detailed in our February 23, 2010 correspondence is appropriate).

The Company has copied the Division of Corporation Finance via electronic mail on its submission to the Accounting Group - Interpretations, Office of the Chief Accountant whereby the Company is requesting review of this matter.  Please see this submission for additional support as to why the Company believes its accounting is appropriate.

Respectfully submitted,

/s/ Ted Knopf

Ted Knopf
Senior Vice President, Finance
and Corporate Controller